EXHIBIT 99.2

April 16, 2020 By EDGAR Wheaton Precious Metals Corp. Suite 3500, 1021 West Hastings Street Vancouver, British Columbia V6E 0C3

Dear Sirs/Mesdames:

Wheaton Precious Metals Corp. Prospectus Supplement dated April 16, 2020

We refer you to the prospectus supplement dated April 16, 2020 (the “Prospectus Supplement”) to the short form base shelf prospectus of Wheaton Precious Metals Corp. dated May 3, 2019, forming part of the Registration Statement on Form F-10 (Registration No. 333-230782) filed by Wheaton Precious Metals Corp. with the U.S. Securities and Exchange Commission.

We hereby consent to the reference to our name on the cover page of the Prospectus Supplement and under the headings “Certain Canadian Federal Income Tax Considerations”, “Interests of Experts”, “Legal Matters” and “Enforceability of Certain Civil Liabilities” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Cassels Brock & Blackwell LLP